EXHIBIT 4.18

EXECUTIVE BOARD CONTRACT

Between

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung
Neurottstrasse 18
69190 Walldorf, Germany

- herein: SAP -

and

Dr. Claus Heinrich
Odenwaldstrasse 2
69190 Walldorf, Germany

Article 1
Tasks

1.	Following a resolution by the supervisory board on March 8, 1996 Dr. Heinrich is appointed as a representative member of the SAP executive board with effect from January 1, 1996. Acting jointly with another executive board member or with one registered authorized officer of SAP (a procurist in the meaning of the German Commercial Code, sections 48-53), he is empowered to act for and on behalf of SAP.

2.	Dr. Heinrich will lead SAP jointly with other executive board members in accordance with the law, the articles of incorporation, the executive board rules of procedure, and this contract. He must put his entire working effort at SAP’s disposal. Paid secondary employment requires the approval of the supervisory board. He is free to determine his own working hours.

Article 2
Compensation

1.	For his work, Dr. Heinrich will receive

a)	A fixed annual salary of DM 276,000.00.

b)	A directors’ profit-sharing bonus set each year by the supervisory board, represented by its chairperson

2.	The annual salary will be paid retroactively at the end of each month in 12 equal monthly installments.

3.	The directors’ profit-sharing bonus for the fiscal year will be paid at the end of the month after the financial statements have been adopted.

4.	SAP will make a car available to Dr. Heinrich free of charge in accordance with the SAP regulations. The car can be used for business and private purposes. All income tax on the benefit in kind in respect of private use will be borne by Dr. Heinrich.

5.	Dr. Heinrich’s expenses as a result of SAP business will be reimbursed to the appropriate extent.

6.	If Dr. Heinrich is unable to work due to illness, he will continue to receive his salary after the statutory period of sickness pay has expired for a period ending six months after the first day of illness or at the end of this contract, whichever is the earlier.

Article 3
Leave

Dr. Heinrich is entitled to 35 days’ annual leave. Leave does not have to be taken all at once.

Article 4
Term

Duties at the end of this contract

1.	The term of this contract commences on January 1, 1996 and extends until December 31, 2000.

It will extend by successive terms of four years unless terminated by either of the parties’ giving not less than one year’s written notice to the other before it expires. It will end without prior notice at the end of the period of three months following Dr. Heinrich’s attainment of the age of 65. However this contract will end before Dr. Heinrich’s attainment of the age of 65 if he terminates it during the period between attainment of the age of 62 and attainment of the age of 64 by giving one year’s notice.

2.	If during the term of this contract Dr. Heinrich becomes permanently unable to work, this contract will end at the end of the quarter in which the permanent inability to work was determined. For the purposes of this contract, a permanent inability to work would be if Dr. Heinrich were unable to perform his work during a period of more than one year and it were not expected that he be able to start work again within the following six months.

3.	Dr. Heinrich undertakes to keep locked away all business documents and other written documents as well as any reproductions or copies and to deliver them to the executive board or a representative of the executive board at any time if requested and at the end of this contract without being requested to do so. Dr. Heinrich is not entitled to retain such documents, other written documents, reproductions, or copies.

Article 5
In-service inventions

The provisions of the German Employee Inventions Act apply to inventions made by Dr. Heinrich during the term of this contract. Only SAP may exploit technical and organizational suggestions for improvement made by Dr. Heinrich and they are not subject to special compensation.

Article 6
Insurance

Dr. Heinrich is entitled to insurance coverage for death, invalidity, and accident. Under SAP’s group insurance contracts, insurance coverage equals

— In case of death                   two times the annual salary
— In case of invalidity            three times the annual salary

All income tax on the benefit in kind will be borne by Dr. Heinrich.

Article 7
Retirement and dependents’ pension plan

Dr. Heinrich and his dependents are entitled to a retirement pension, invalidity pension, and widow’s pension.

This entitlement is governed by the benefits plan document dated January 1, 1991. This replaces the retirement benefits entitlement under the SAP AG relief fund.

Article 8
Noncompete agreement

1.	During the term of this contract Dr. Heinrich will not hold an interest in any company that competes with SAP or in any company that does a significant amount of business with SAP. Shareholdings that do not enable any influence on the governing bodies of the company concerned are not deemed to be an interest for the purposes of this provision.

2.	If the noncompete agreement is breached, SAP is entitled to require that the breach cease and claim in full for damages.

Article 9
Miscellaneous provisions

If any provision in this contract is or becomes ineffective in whole or in part, such ineffectiveness does not affect any other provision herein. The ineffective provision must be replaced, to the extent possible in law, by a reasonable provision that comes closest to what the parties intended or would, in the light of the business purpose, have intended if they had considered the ineffectiveness of the provision.

Walldorf, March 8, 1996

/s/ BERND THIEMANN	/s/ CLAUS HEINRICH

The supervisory board	Dr. Claus Heinrich
Represented by its chairperson